EXHIBIT 99.3

YOUR VOTE IS
VERY IMPORTANT

Please complete the enclosed proxy voting sheet and return it to us in the enclosed postage-paid envelope at your earliest convenience.

April 3, 2014

Dear Fellow Shareholder:

In January, we shared with you the exciting news that Midwest Bancshares, Inc. entered into an agreement to merge with Peoples Bancorp Inc. of Marietta, Ohio, and to merge our subsidiary, The First National Bank of Wellston, into Peoples Bank, N.A. Now, the merger is coming closer to fruition. Comprehensive plans are in place to ensure a smooth transition for our customers, and the merger has been approved by the required banking regulators.
The Board of Directors has set May 14, 2014 as the date for the Special Meeting of Midwest Bancshares shareholders to approve the merger. All Midwest Bancshares shareholders of record as of March 28, 2014 are eligible to vote in the Special Meeting.
Your Board of Directors recommends a vote “FOR” the merger.
As we shared with you previously, the Board had many discussions about the long-term outlook for Midwest Bancshares in light of our highly competitive marketplace, challenging economic conditions, and ever-increasing regulatory burdens. After being approached by Peoples, a strong and growing financial services organization, we completed a comprehensive review of the benefits and opportunities an affiliation with Peoples would offer, as compared to the prospects and risks of continuing our existing course.
We concluded, and we still believe, that joining forces with Peoples offers an excellent opportunity to provide a solid financial return to our shareholders, while significantly enhancing our ability to compete by adding a broader, more up-to-date range of banking and financial services, including superior technology for services such as online and mobile banking that are vital to attracting and serving the next generation of banking customers. Peoples will also enhance our ability to support local community and charitable activities.
Our shareholders will receive $65.50 in cash or Peoples Bancorp common stock for each share of common stock of Midwest Bancshares. You will have the ability to request Peoples’ common stock, cash, or a combination of stock and cash. If you receive Peoples’ stock in the transaction, Peoples brings a consistent history of dividend payments and the liquidity and flexibility that comes with holding stock in an actively traded, NASDAQ-listed company (NASDAQ Global Select Market® symbol “PEBO”).
More information about the transaction is included in the enclosed materials. These include the proxy voting sheet and a postage-paid return envelope in which to mail your completed proxy voting sheet back to us, and the proxy statement and prospectus, which has detailed information about the proposed merger, the Special Meeting of shareholders, and Peoples Bancorp and its common stock.
You will receive in a separate mailing an election form on which to indicate your preference for cash, Peoples Bancorp stock, or a combination of cash and stock, as permitted under the terms of the merger agreement.
If you have any questions, please contact Tony Thorne at 740-384-2146 or via e-mail at asthorne@fnbwellston.com. Thank you for your continued support.

Respectfully,

Richard H. Billman II                    Anthony S. Thorne
Chairman of the Board                    President & CEO